

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Mr. Liu Yan-qing
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
No. 2158, North Xiang An Road
Song Bei District
Harbin, People's Republic of China

> **Re: China Sky One Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 001-34080**

Dear Mr. Yan-qing:

    We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 68

1. Please provide us proposed disclosure to be included in future filings that describes management's assessment of the effectiveness of internal control over financial reporting in accordance with Item 308 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues by Product Category, page 53

2. You marketed 120 products in 2010, 91 products in 2009 and 97 products in
    2008. However, on page 7, you state that 120 products were commercialized in
    2010. Please provide us proposed disclosure to be included in future filings to
    resolve this apparent inconsistency.

Significant Accounting Policies, page 63

3. Please provide us proposed disclosure to be included in future filings that
    describes and quantifies the changes in key assumptions that caused your
    derivative warrant liability to decrease from $11.4 million at December 31, 2009
    to $1.6 million at December 31, 2010. Explain in your proposed disclosure how
    this decrease relates to the gain recorded in your statement of operations.

Consolidated Financial Statements
Consolidated Statements of Stockholders' Equity, page F-5

4. On page 37, you disclose that under PRC laws, the Company is required to
    appropriate a portion of its net income to a statutory reserve. However, you have
    not made any reserve funding, despite having generated net income of $35.9
    million in 2010, $30.9 million in 2009 and $28.8 million in 2008. Please provide
    us proposed disclosure to be included in future filings to resolve this apparent
    inconsistency.

Notes to Consolidated Financial Statements
1. Description of Business, page F-7

5. You disclose that TDR and its subsidiaries, all of which are PRC companies as
    shown on page 7, are wholly-owned subsidiaries of China Sky One, a US holding
    company. We understand that the PRC's Foreign Direct Investment Laws prohibit
    an offshore company from directly owning a PRC operating company. Please
    provide us proposed disclosure to be included in future filings to resolve this
    apparent inconsistency. Also in your proposed disclosure, explain the restrictions
    imposed on foreign ownership of PRC operating companies, including limits on
    asset transfers to a U.S. holding company.

4. Summary of Significant Accounting Policies
Property and Equipment, page F-13

6. You state here that Land Use Rights are amortized over 50 years. However, on
    page F-36 you state in 2010, you acquired land use rights in the Xiao Xing'an
    Mountain region for 30 years. Please provide us proposed disclosure to be

included in future filings, describing the life over which you are amortizing these land use rights. It appears you should be amortizing these rights over 30 years.

Foreign Currency, page F-14

7. A functional currency must be determined separately for each entity. Please provide us proposed disclosure to be included in future filings, indicating the functional currency of each entity (US and China).

Research and development, page F-15

8. Please provide us proposed disclosure to be included in future filings that describes and quantifies the key terms governing your partnership arrangements with universities and research institutions, including third-party expense reimbursements under non-refundable research and development contracts.

6. Concentrations of Business and Credit Risk, page F-22

9. Please provide us proposed disclosure to be included in future filings that describes the restrictions impacting your ability to transfer cash and pay dividends within your corporate structure, particularly from your PRC companies to your U.S. holding companies. Quantify in your proposed disclosure the amount of retained earnings subject to these restrictions at December 31, 2010.

13. Intangible Assets, net, page F-31

10. Please provide us proposed disclosure to be included in future filings, describing the nature of proprietary technologies and your basis for capitalizing these amounts and amortizing them. Tell us the status of the product at the date of acquisition and why the amount was not required to be expensed as research and development as described in ASC 730-10-25-2. Tell us the useful life of each asset and how that life was determined. Also, include assets that were acquired in 2011.

15. Income Taxes, page F-33

11. Please provide us proposed disclosure to be included in future filings that describes the sources of the U.S. loss before income taxes of $2,455,000 in 2010 (i.e. income before income taxes of $6,434,000 less the $8,889,000 change in fair value of the derivative warrant liability), and $6,800,000 in 2009 and $1,400,000 in 2008.

12. On page F-16, you state that under the asset and liability method of accounting, the Company records deferred taxes because of temporary differences between

the financial statement and tax bases of assets and liabilities. However, on page F-35, you state that your net deferred tax assets related solely to the US holding companies. Please provide us proposed disclosure to be included in future filings that explains your accounting treatment for temporary differences between the financial statement and PRC tax bases of assets and liabilities.

13. Please provide us proposed disclosure to be included in future filings of the amount of unrecognized deferred tax liability, related to investments in foreign subsidiaries that are essentially permanent in duration as specified in ASC 740-30-50-2c. Provide the other disclosures specified in ASC 740-30-50-2 or direct us to the location of those disclosures in the document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief